

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

Mailstop 3561

August 15, 2017

Michael S. Richards, Esq.
Vice President & Deputy General Counsel
DCP Midstream, LP
370 17th Street, Suite 2500
Denver, Colorado 80202

   **Re: DCP Midstream, LP**
     **Registration Statement on Form S-3**
     **Filed August 11, 2017**
     **File No. 333-219927**

Dear Mr. Richards:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Danilo Castelli at (202) 551-6521 with any questions.

          Sincerely,

          /s/ Lisa M. Kohl for

          Mara L. Ransom
          Assistant Director
          Office of Consumer Products

cc: Lucy Stark, Esq., Holland & Hart LLP